EXHIBIT 99.1

NXT Announces Convertible Debenture Conversion

CALGARY, AB, May 29, 2025 – NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX: SFD; OTCQB: NSFDF) is pleased to announce that Ataraxia Capital (“Ataraxia”), has converted all its debentures, totaling US$2,300,000, into 13,540,208 common shares of the Corporation.   Ataraxia now owns approximately 14.6% of the issued and outstanding common shares of NXT.

Bruce G. Wilcox, CEO of NXT said, “We are very pleased that our strategic alliance partner Ataraxia, is now a significant shareholder.  I especially express my gratitude to Dr. Daere Akobo, CEO of Ataraxia, for his leadership and support during this period of change for NXT.”

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with hydrocarbon and geothermal exploration potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

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